FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on CARDIO-TTRansform Phase III trial

[This announcement contains inside information]

9 July 2026

Update on CARDIO-TTRansform Phase III trial for Wainua (eplontersen) in adults with transthyretin-mediated amyloid cardiomyopathy

The CARDIO-TTRansform Phase III trial1 for AstraZeneca and Ionis' Wainua (eplontersen) in patients with transthyretin-mediated amyloid cardiomyopathy (ATTR-CM) did not meet the primary efficacy endpoint of the composite outcome of cardiovascular (CV) mortality and recurrent CV clinical events up to 140 weeks compared with placebo. Wainua was generally well tolerated, with a safety profile consistent with previous results.2

In this contemporary patient population treated with standard of care, including a majority on a stabiliser,3,4 adding Wainua did not provide a statistically significant benefit on the composite outcome of CV mortality and recurrent CV events. In a prespecified subgroup analysis of patients treated with Wainua monotherapy as compared to placebo, fewer primary composite events (CV mortality and recurrent CV events) were observed and this result was nominally significant. In patients who were on stabiliser therapy at baseline, no treatment effect was observed.

Sharon Barr, Executive Vice President, BioPharmaceuticals R&D, said: "The CARDIO-TTRansform trial was designed to examine the role of Wainua, a gene silencer treatment, on top of today's standard of care in reducing recurring cardiovascular events and mortality. Although the trial did not meet its primary objective, we believe the results support greater scientific understanding of treatment approaches for the hundreds of thousands of patients worldwide suffering from this progressive and often fatal condition."

CARDIO-TTRansform is a Phase III, multicentre, randomised, double-blinded, placebo-controlled trial1 to evaluate the safety and efficacy of Wainua compared to placebo in participants with ATTR-CM receiving available standard of care: 57% of patients in each arm received a stabiliser treatment at baseline, and a further 24% in each arm initiated a stabiliser during the trial.3

AstraZeneca and Ionis will analyse the full data set to further understand the results, which will be shared with the scientific community at the European Society of Cardiology (ESC) Congress in August 2026.

Notes

Transthyretin-Mediated Amyloid Cardiomyopathy (ATTR-CM)
ATTR-CM is a systemic, progressive, debilitating and fatal disease that predominantly affects the heart and is an underrecognised cause of HF.5,6 ATTR-CM, which can be inherited (hereditary, ATTRv) or develop with age (wild-type, ATTRwt), occurs when amyloid fibrils consisting of misfolded TTR protein build up in the heart, disrupting cardiac structure and function and making it harder for the heart to pump blood throughout the body.5-7 Patients commonly present with non-specific symptoms such as shortness of breath, swelling, heart palpitations, dizziness, weakness and fatigue, which can contribute to misdiagnosis and delays in care.5,7 With an estimated 300,000 to 500,000 people living with ATTR-CM worldwide,9 greater awareness, earlier diagnosis and appropriate targeted treatment are critical to improving outcomes and quality of life for patients.10,11

CARDIO-TTRansform Trial
CARDIO-TTRansform is a global, randomised, double-blind, placebo-controlled Phase III trial evaluating the efficacy and safety of Wainua (eplontersen) in adults with wild-type or hereditary ATTR-CM who are receiving available standard of care.1,3,4 As the largest enrolled ATTR-CM trial to date, CARDIO-TTRansform enrolled 1,432 participants across 130 study sites in 20 countries, who were randomised 1:1 to receive eplontersen 45 mg or placebo by subcutaneous injection every four weeks.3 The primary endpoint is a composite of CV mortality and recurrent CV clinical events through Week 140.4 Secondary endpoints include changes from baseline in the 6-minute walk test and Kansas City Cardiomyopathy Questionnaire overall summary score at Week 140, total recurrent CV clinical events up to Week 140, all-cause mortality up to Weeks 140 and 160, the primary endpoint in the subgroup of patients receiving a TTR stabiliser at baseline and CV mortality through Weeks 140 and 160.4

Wainua (eplontersen)
Wainua is a once-monthly RNA-targeted silencer that can be self-administered via an autoinjector or as a pre-filled syringe by healthcare professional administration in the US.12-14 It provides upstream suppression of serum TTR production at its source in the liver.12,13 Wainua has now been approved for the treatment of the polyneuropathy of hereditary transthyretin-mediated amyloidosis in adults, commonly referred to as hATTR-PN or ATTRv-PN, in over 20 countries, including in the EU as Wainzua.15

As part of a global development and commercialisation agreement, AstraZeneca and Ionis are jointly developing and commercialising Wainua in the US. Outside the US, AstraZeneca has exclusive rest of world commercialisation and development rights.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys, liver and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection by slowing or stopping disease progression and ultimately paving the way towards regenerative therapies. The Company's ambition is to improve and save the lives of millions of people, by better understanding the interconnections between CVRM diseases and targeting the mechanisms that drive them, so we can detect, diagnose and treat people earlier and more effectively.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References:
1.
ClinicalTrials.gov. CARDIO-TTRansform: A Study to Evaluate the Efficacy and Safety of Eplontersen in Participants With Transthyretin-Mediated Amyloid Cardiomyopathy (ATTR CM). Available at: https://clinicaltrials.gov/study/NCT04136171. Accessed July 2026.
2.
AstraZeneca 2023. Wainua (eplontersen) granted first-ever regulatory approval in the US for the treatment of adults with polyneuropathy of hereditary transthyretin-mediated amyloidosis. Available at: https://www.astrazeneca.com/media-centre/press-releases/2023/astrazeneca-acquires-cincor-for-cardiorenal-asset.html. Accessed July 2026.
3.
Maurer MS, et al. Design and baseline characteristics of the CARDIO-TTRansform phase 3 randomised controlled trial of eplontersen for participants with transthyretin amyloidosis with cardiomyopathy (ATTR-CM). Presented at: Heart Failure Congress 2026. Heart Failure Congress 2026; 2026 9-12 May 2026; Barcelona, Spain.
4.
Masri A, et al. Rationale and Design of CARDIO-TTRansform, a Phase 3 Trial of Eplontersen in Transthyretin Amyloid Cardiomyopathy. Circulation: Heart Failure. 2026;19(6):e014205.
5.
Gertz MA. Hereditary ATTR amyloidosis: burden of illness and diagnostic challenges. Am J Manag Care. 2017;23(7 Suppl):S107-s12.
6.
Ando Y, et al. Guideline of transthyretin-related hereditary amyloidosis for clinicians. Orphanet J Rare Dis. 2013;8:31.
7.
Brunjes DL, et al. Transthyretin Cardiac Amyloidosis in Older Americans. J Card Fail. 2016;22(12):996-1003.
8.
Rintell D, et al. Patient and family experience with transthyretin amyloid cardiomyopathy (ATTR-CM) and polyneuropathy (ATTR-PN) amyloidosis: results of two focus groups. Orphanet J Rare Dis. 2021;16(1):70.
9.
Ionis Pharmaceuticals I. SEC Filing Details 2022
10.
Kittleson MM, et al. Transthyretin Cardiac Amyloidosis Evaluation and Management: 2025 ACC Concise Clinical Guidance. J Am Coll Cardiol. 2026;87(5):549-65.
11.
Maurer MS, et al. Advancing Transthyretin Amyloidosis Drug Development in an Evolving Treatment Landscape: Amyloidosis Forum Meeting Proceedings. Adv Ther. 2024;41(7):2723-42.
12.
Coelho T, et al. Design and Rationale of the Global Phase 3 NEURO-TTRansform Study of Antisense Oligonucleotide AKCEA-TTR-L(Rx) (ION-682884-CS3) in Hereditary Transthyretin-Mediated Amyloid Polyneuropathy. Neurol Ther. 2021;10(1):375-89.
13.
Coelho T, et al. Eplontersen for Hereditary Transthyretin Amyloidosis With Polyneuropathy. JAMA. 2023;330(15):1448–1458.
14.
AstraZeneca. Wainua (eplontersen) 45 mg solution for injection in pre-filled pen: summary of product characteristics. European Medicines Agency. 2026 [Available from: https://www.ema.europa.eu/en/documents/product-information/wainzua-epar-product-information_en.pdf.
15.
AstraZeneca 2024. Wainzua (eplontersen) recommended for approval in the EU by CHMP for the treatment of adult patients with polyneuropathy associated with hereditary transthyretin-mediated amyloidosis. Available at: https://www.astrazeneca.com/media-centre/press-releases/2024/wainzua-recommended-for-approval-in-the-eu.html. Accessed July 2026.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 July 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary